Exhibit 21

List of Subsidiaries, as of December 2, 2011

Key Technology, Inc., an Oregon corporation (the Registrant)
•	Key Technology Holdings USA LLC (Oregon)
•	Suplusco Holding B.V. (Netherlands)
•	Key Technology B.V. (Netherlands)
•	Key Technology Australia Pty Ltd. (Australia)
•	Productos Key Mexicana S. de R.L. de C.V. (Mexico)
•	Key Technology (Shanghai) Trading Co. Ltd. (China)
•	Key Technology Asia-Pacific Pte. Ltd. (Singapore)